

February 4, 2013

<u>Via E-mail</u>
Mr. Ronald A. Durando
President and Chief Executive Officer
mPHASE Technologies, Inc.
587 Connecticut Ave.
PO Box 566
Norwalk, CT 06854

> **Re: mPHASE Technologies, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2012**
> **Filed September 24, 2012**
> **File No. 0-30202**

Dear Mr. Durando:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 30, 2012</u>

<u>Management's Report on Internal Control over Financial Reporting, page 64</u>

1.   Please amend your filing to provide a statement as to whether or not your internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.

<u>Signatures, page 121</u>

2.   Please amend your filing to provide signatures on behalf of the registrant by its principal financial officer, and by at least the majority of the board of directors or persons performing similar functions. See General Instruction D to Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gary Newberry at (202) 551-3761 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant at (202) 551-3671.

Sincerely,

/s/ Kevin L. Vaughn

Kevin L. Vaughn
Accounting Branch Chief